MSGI Security Solutions, Inc.
                               575 Madison Avenue
                            New York, New York 10021



BY FAX (202) 772-9209 AND EDGAR

                                                               September 8, 2005

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-1004
Attention:  Karen J. Garnett
            Charito A. Mittelman

                  RE:      MSGI Security Solutions, Inc.
                           Registration Statement on Form S-3
                           (File No. 333-127095)
                           Acceleration Request

Ladies and Gentlemen:

     Pursuant to Rule 461, MSGI Security Solutions, Inc. (the "Company") hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective anytime between the hours of 10:00 a.m. - 4:00 p.m., Washington, D.C. time, on Friday, September 9, 2005 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

In  connection  with  the  Company's   request  for   acceleration  the  Company
acknowledges the following:

          o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o The Company many not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to contact me at: 603-887-2058.

                                            Sincerely,

                                            MSGI SECURITY SOLUTIONS, INC.

                                            /s/ Richard Mitchell, III
                                            -----------------------------
                                            Chief Financial Officer